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Exhibit 99.2

Global Education & Technology Group Limited	VOTE BY MAIL
9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China	Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China by 10:30 a.m. (Beijing time) on December 17, 2011

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following proposal(s):

		For	Against	Abstain
1.	To approve by special resolution the merger and the approval and adopt the agreement and plan of merger, dated as of November 19, 2011, by and among Global Education & Technology Group Limited, Pearson plc, and Genius Merger Sub as it may be amended from time to time (the "merger agreement"), and any and all transactions contemplated thereby (including, but not limited to, the amendment and restatement of the Company's memorandum and articles of association).	☐	☐	☐
2.
	To approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.	☐	☐	☐

Please indicate with an "X" in the spaces provided how you wish your vote(s) to be cast for the resolution as set out in the Notice of the Extraordinary General Meeting and Proxy Statement enclosed herewith and summarized above.

NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature	Date	Signature (Joint Owners)

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED
EXTRAORDINARY GENERAL MEETING
TO BE HELD ON DECEMBER 19, 2011
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

        The undersigned hereby authorizes                                      or                                     , as Proxies*, to represent and to vote all the shares of the undersigned is entitled to vote at the Extraordinary General Meeting of Global Education & Technology Group Limited to be held at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China at 10:30 a.m. (Beijing time) on December 19, 2011, or at any adjournments thereof, and instructs said Proxies to vote as stated on the reverse side.

        Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

*
Note: if no name is inserted, a shareholder is deemed to have nominated the chairman of the meeting as proxy.

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Exhibit 99.2